                                                        CHRISTOPHER S. AUGUSTE
                                                        PARTNER
                                                        PHONE 212-715-9265
                                                        FAX 212-715-8277
                                                        CAUGUSTE@KRAMERLEVIN.COM

                                 August 11, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:   InterAmerican Acquisition Group Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed July 14, 2005
                File No. 333-125558
                -------------------

Dear Mr. Reynolds:

     On behalf of InterAmerican Acquisition Group Inc. ("Company"), we respond as follows to the Staff's comment letter received on August 5, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the
Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL
-------

1.   WE NOTE YOUR RESPONSE TO COMMENT FOUR OF OUR LETTER DATED JULY 6, 2005. WE
     UNDERSTAND THAT EXISTING SHARES WILL NOT BE SPECIFICALLY ELIGIBLE FOR THE
     CONVERSION FEATURE OR PRO RATA DISTRIBUTION, IF IT OCCURS. WE ARE LOOKING
     AT THIS ISSUE FROM AN ECONOMIC PROSPECTIVE AND THE AVERAGE PRICE EXISTING
     SHAREHOLDERS PAY FOR THEIR "EQUITY STAKE" IN THE COMPANY. BECAUSE EXISTING
     STOCKHOLDERS RECEIVED THE INITIAL SHARES AT A MINIMAL PRICE, THEY WOULD NOT
     BE AFFECTED IN THE SAME PROPORTION AS PUBLIC STOCKHOLDERS BY EXERCISING
     THEIR CONVERSION RIGHTS IF THEY DECIDED TO DO SO WITH THOSE SHARES FOR
     WHICH SUCH RIGHTS APPLY. AS SUCH, WE ARE OF THE OPINION THAT THE PRIOR

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

     COMMENT REGARDING INCENTIVES AND DISINCENTIVES APPLIES. IN THIS REGARD, WE
     ALSO NOTE YOUR REFERENCE TO ITEM 4 OF SCHEDULE 14A, WHICH WOULD REQUIRE
     THAT EXISTING SHAREHOLDERS DISCLOSE IN THE PROXY STATEMENT THE FACT THAT
     THEY INTEND TO OPPOSE THE BUSINESS COMBINATION. ITEM 4 OF SCHEDULE 14A ONLY
     APPLIES TO DIRECTORS AND TO THEIR INTENT AT THE TIME THE PROXY IS MAILED.
     SINCE CERTAIN OF YOUR EXISTING SHAREHOLDERS ARE NOT DIRECTORS, ITEM 4 OF
     SCHEDULE 14A WOULD NOT APPLY TO THEM, AND TO THE EXTENT IT DID APPLY, THE
     ITEM 4 DISCLOSURE REGARDING VOTING INTENTIONS IS APPLICABLE AS OF THE
     MAILING DATE AND NOT NECESSARY ACCURATE AS OF THE MEETING DATE, AT WHICH
     TIME INSIDERS WOULD HAVE KNOWLEDGE OF WHETHER ENOUGH VOTES WERE CAST IN
     FAVOR OR AGAINST THE PROPOSED BUSINESS COMBINATION.

     We have revised the disclosure on pages 4, 12, 14, 32, 40, 41 and F-8 of the prospectus to reflect that the existing stockholders have agreed to vote any shares held by them, including shares owned prior to this offering and shares acquired in this offering or the aftermarket, in accordance with the majority of the shares of common stock voted by the public stockholders in connection with a potential business combination.

2.   IT APPEARS THAT MANAGEMENT MAY OBTAIN EMPLOYMENT OR CONSULTING AGREEMENTS
     AT THE SAME TIME AS THE BUSINESS COMBINATION. STATE HOW THIS WILL BE
     DETERMINED AND WHETHER THIS WILL BE A TERM OF THE BUSINESS COMBINATION
     AGREEMENT. ALSO, SINCE IT APPEARS THESE ARRANGEMENTS ARE CONTEMPLATED AND
     ENTERED INTO AT THE TIME OF THE BUSINESS COMBINATION, PLEASE EXPLAIN THE
     STATEMENT THAT "IT MAY BE LESS LIKELY THAT MANAGEMENT WOULD REMAIN WITH THE
     COMBINED COMPANY" UNLESS IT IS NEGOTIATED AS PART OF THE BUSINESS
     COMBINATION. THIS SHOULD BE DISCUSSED IN GREATER DETAIL, FOCUSING ON ANY
     POTENTIAL CONFLICTS OF INTEREST THAT MAY ARISE.

     We have revised Risk Factor No. 8 to state that "it may be less likely that management would remain with the combined company because control of the company will rest with the target company and not current management unless it was negotiated as part of the transaction..."

     We have also have revised Risk Factor No. 8 to add the following disclosure to address the potential conflicts of interest that may arise:

     The terms of any employment or consulting arrangements of our current management with the combined company post-business combination will be determined at the time management negotiates the terms of the business combination with the target business. Since our current management will be negotiating the terms of the business combination as well as the terms of their employment or consulting arrangements, our current management may have a conflict of interest in negotiating terms favorable to the company in the acquisition agreement and at the same time negotiating terms in their employment or consulting arrangements that are

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

favorable to them. Although management intends to fully exercise its fiduciary duty to negotiate terms in the acquisition agreement that will be in the best interests of the combined-company and its public stockholders, members of management will be negotiating terms in their employment or consulting agreements that are favorable to them.

Table of Contents
-----------------

3.   THE LEGEND BENEATH THE TABLE OF CONTENTS SHOULD BE RELOCATED OR DELETED. IN
     ADDITION, PLEASE NOTE THAT INCORPORATION BY REFERENCE IS NOT AVAILABLE ON
     FORM S-1 AND REFERENCE TO SUCH SHOULD BE REMOVED.

     The legend beneath the table of contents has been deleted in its entirety.

Use of Proceeds, page 20
------------------------

4.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10 DATED JULY 6, 2005. PLEASE
     DISCLOSE IN THE PROSPECTUS THE FACT THAT THE COMPANY EXPECTS MESSRS. MORRO,
     SINKIN AND WOLFSON TO EACH DEVOTE AN AVERAGE OF APPROXIMATELY 10 HOURS PER
     WEEK TO THE COMPANY'S BUSINESS AND THAT ONCE MANAGEMENT LOCATES A SUITABLE
     TARGET, THESE INDIVIDUALS WILL DEVOTE ADDITIONAL TIME.

     We have revised the disclosure on page 35 of the prospectus to disclose the fact that the Company expects Messrs. Morro, Sinkin and Wolfson to each devote an average of approximately 10 hours per week to the Company's business and that once management locates a suitable target business, these individuals will devote additional time as is necessary.

5.   WE NOTE THE ADDITIONAL DISCLOSURE THAT PORTIONS OF THE EXCESS WORKING
     CAPITAL MAY BE USED TO PAY FINDERS' FEES, CONSULTING FEES OR OTHER SIMILAR
     COMPENSATION. PLEASE DISCLOSE ANY OFFICERS, DIRECTORS OR AFFILIATES THAT
     MAY RECEIVE COMPENSATION PURSUANT TO THIS DISCLOSURE AND INDICATE THE
     AMOUNT THAT MAY BE ALLOCATED TO PAYING SUCH, COMPENSATION TO THESE
     INDIVIDUALS.

     As disclosed throughout the prospectus, no finders fees will be paid to any of the Company's existing stockholders, or any of their affiliates, for services rendered to the Company prior to, in connection with or following the consummation of a business combination. In addition, as disclosed throughout the prospectus, the Company will not pay any of its existing officers, directors or stockholders or any entity with which they are affiliated any consulting fees or other similar compensation other than the $10,000 per month administrative fee, reimbursable out-of-pocket expenses payable to our officers and directors, or in connection with bona fide

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

services to be rendered to the Company that (i) are expressly approved by a majority of the Company's disinterested directors, (ii) are legitimately required by the Company and the Company would otherwise contract such services from a third party, and (iii) all fees and compensation to be paid to any existing stockholder or its affiliate are determined on an arm's length basis and in good faith and such fees and compensation are customarily charged by unrelated third party service providers of a similar nature.

     For example, in connection with assessing a target business or the viability of a business combination, the Company might require market research to be performed in certain target markets in Latin America and Mexico or research with respect to manufacturing businesses in Latin America and Mexico generally. In these instances, provided that the restrictions referred to in the preceding paragraph are followed, the disinterested directors could decide to authorize the Company to engage InterAmerican Advisors, LLC, an affiliate of
Messrs. Sinkin, Morro and Wolfson, to conduct such research in light of the relevant expertise of this entity and/or any favorable economic terms that may be offered thereby. We have added disclosure on page 23 of the prospectus reflecting our response contained in this paragraph.

     The amount to be allocated to pay any consulting fees or other similar compensation to the Company's existing stockholders or their affiliates cannot be determined at this time. First, the Company has no current intention of entering into any such arrangements or paying any such fees to its existing stockholders or their affiliates. Furthermore, in the event that the Company engages an entity such as InterAmerican Capital Advisors, LLC in one of the scenarios referred to above, the amount of the fee would be based on a variety of factors, most importantly the nature and scope of the services to be performed. Accordingly, other than the disclosure referred to in the preceding paragraph, we do not believe any further disclosure to the prospectus is appropriate.

6.   PLEASE EXPLAIN THE TYPES OF BONA FIDE SERVICES TO BE RENDERED FOR WHICH
     OFFICERS, DIRECTORS, STOCKHOLDERS OR AFFILIATES MAY BE COMPENSATED.

     As indicated above in the response to comment #5, the Company has no current intention to engage any of management or their respective affiliates to provide such services, and the example given above (i.e., assistance with market research and/or manufacturing assessment) was entirely speculative and for illustrative purposes only. We would prefer not to cite further examples at the present time, since they do not reflect management's or the Company's current intentions.

Certain Transactions, page 43
-----------------------------

7.   WE NOTE REFERENCE TO RULE 462(B). PRIOR TO GOING EFFECTIVE, SUPPLEMENTALLY
     CONFIRM THAT YOU HAVE NO INTENTION OF INCREASING THE OFFERING SIZE.

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

     Prior to going effective, the Company will supplementally confirm that it has no intention of increasing the offering size.

8.   REFERENCE IS MADE TO AN AFFILIATE OF DR. SINKIN THAT OWNS 94% OF
     INTERAMERICAN ADVISORS, LLC. PLEASE IDENTIFY THIS AFFILIATE AND ITS CONTROL
     PERSON(S).

     We have disclosed on page 44 of the prospectus that the affiliate of Dr.
Sinkin that owns 94% of InterAmerican Advisors, LLC is Sintrim Capital Corp., a
Delaware corporation that is wholly controlled by Dr. Sinkin.

Underwriting, page 48
---------------------

9.   SECTION 6.2 OF THE UNDERWRITING AGREEMENT APPEARS TO ALLOW LESS THAN ALL OF
     THE SHARES TO BE OFFERED IN THE EVENT OF A DEFAULT BY AN UNDERWRITER OF
     MORE THAN 10%. THE AGREEMENT GIVES THE RIGHT, BUT NOT THE OBLIGATION, TO
     TERMINATE THE AGREEMENT. IT IS THEREFORE, IN OUR JUDGMENT, NOT A FIRM
     COMMITMENT ARRANGEMENT. PLEASE REVISE THE AGREEMENT OR THE PROSPECTUS AS
     PREVIOUSLY REQUESTED. PLEASE NOTE ALSO THAT IN CONNECTION WITH YOUR
     RESPONSE TO PRIOR COMMENT 22 DATED JULY 6, 2005, SECTION 2 AS WRITTEN IN
     YOUR AGREEMENT IS NOT STANDARD IN OTHER AGREEMENTS, WHICH SIMPLY STATE THAT
     IF THE DEFAULT IS NOT REMEDIED, THE AGREEMENT WILL BE TERMINATED.

     We have revised Section 6.2 of the Underwriting Agreement to state that if the default by the underwriter is not remedied, the Underwriting Agreement will be terminated.

Where You Can Find Additional Information, page 53
--------------------------------------------------

10.  PLEASE NOTE THE COMMISSION'S NEW ADDRESS:

          100 F STREET, NE
          WASHINGTON, DC 20549

     The Commission's new address is noted.

Financial Statements
--------------------

11.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 23 DATED JULY 6, 2005. ALTHOUGH THE
     ANTICIPATED ACCOUNTING TREATMENT WOULD RESULT IN NO NET CHANGE TO EQUITY,
     WE BELIEVE THE ESTIMATED FAIR VALUE OF THE UPO OF $L.7 MILLION WOULD BE
     SIGNIFICANT TO USERS OF THE REGISTRANT'S FINANCIAL STATEMENTS. PLEASE
     EXPAND NOTE 2 TO DISCLOSE THE ESTIMATED FAIR VALUE AND THE MAJOR
     ASSUMPTIONS USED TO VALUE THE UPO.

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

     We have expanded Note 2 to the financial statements to disclose the estimated fair value and the major assumptions used to value the UPO.

Exhibit 23.1
------------

12.  PLEASE INCLUDE AN UPDATED CONSENT OF THE INDEPENDENT ACCOUNTANT WITH ANY
     AMENDMENT TO THE REGISTRATION STATEMENT.

     We have included an updated consent of the Company's independent accountant with Amendment No. 2 to the Registration Statement.

Part II
-------

Exhibits
--------

13.  PLEASE REVISE THE LEGALITY OPINION SO THAT IT OPINES UPON DELAWARE LAW
     INCLUDING THE STATUTORY PROVISIONS, ALL APPLICABLE PROVISIONS OF THE
     DELAWARE CONSTITUTION AND ALL REPORTED JUDICIAL DECISIONS INTERPRETING
     THOSE LAWS.

     Pursuant to the SEC Division of Corporate Finance's November 2000 Current
Issues and Rulemaking Projects outline, we hereby confirm that we concur with the Staff's understanding that the reference and limitation to the "Delaware
General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws. Accordingly, no revision has been made to our legal opinion in response to this comment.

14.  WE NOTE THE DISCLOSURE IN THE LEGALITY OPINION THAT "AS TO VARIOUS
     QUESTIONS OF FACT MATERIAL TO THIS OPINION, WE HAVE RELIED UPON STATEMENTS,
     REPRESENTATIONS AND CERTIFICATES OF OFFICERS OR REPRESENTATIVES OF THE
     REGISTRANT, PUBLIC OFFICIALS AND OTHERS. WE HAVE NOT INDEPENDENTLY VERIFIED
     THE FACTS SO RELIED UPON." IT IS INAPPROPRIATE FOR COUNSEL TO INCLUDE
     ASSUMPTIONS REGARDING OR DISCLAIMING ANY DUTY TO INVESTIGATE THE MATERIAL
     FACTS UNDERLYING THE OPINION OR FACTS THAT ARE READILY ASCERTAINABLE. FOR
     INSTANCE, YOU CANNOT ASSUME THAT THE REGISTRANT IS LEGALLY INCORPORATED NOR
     ANY OTHER MATERIAL FACTS UNDERLYING THE OPINION. REVISE YOUR OPINION TO
     ADDRESS THE MATERIAL FACTS UNDERLYING THE OPINION OR EXPLAIN SUPPLEMENTALLY
     WHY YOUR DISCLAIMER IS NOT INAPPROPRIATE UNDER STATE LAW. WE MAY HAVE
     FURTHER COMMENT.

     We have removed the reference in the legal opinion to the language that states "as to various questions of fact material to this opinion, we have relied upon statements, representations and certificates of officers or representatives of the Registrant, public officials and others. We have not independently verified the facts so relied upon."

Mr. John Reynolds
United States Securities and Exchange Commission
August 11, 2005

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                               Very truly yours,

                                               /s/ Christopher S. Auguste

                                               Christopher S. Auguste

cc: Mr. William C. Morro